UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-

16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-40374

Onion Global Limited

(Exact Name of Registrant as Specified in Its Charter)

No. 309 3-05 Huangpu Avenue Zhong

Tianhe District, Guangzhou City

Guangdong Province

People’s Republic of China
(+86) 020-38262863

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RESIGNATION OF DIRECTOR AND OFFICER

On May 18, 2022, Ms. Shan (Mio) Ho tendered her resignation from her position on the board of directors of Onion Global Limited (the “Company”), including any applicable board committee, and as Chief Financial Officer (“CFO”) of the Company effective as of June 1, 2022.  Ms. Ho’s resignation from her positions was due to personal reasons, and she will remain as a business partner of the Company and continue to support the growth of the Company as needed.

The Company has initiated a search for a permanent CFO with the necessary capabilities and qualifications. Mr. Cong (Kenny) Li, Chief Executive Officer of the Company, will serve as the interim CFO and interim principal financial / accounting officer for the Company’s annual report on Form 20-F for the fiscal year of 2021 and will supervise the review of the upcoming unaudited financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Onion Global Limited

	By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li
Title: Chief Executive Officer and Director

Date: May 26, 2022